

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2021

Johann Tse
Chief Executive Officer
Broad Capital Acquisition Corp
5345 Annabel Lane
Plano, TX 75093

> **Re: Broad Capital Acquisition Corp**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed December 16, 2021**
> **File No. 333-258943**

Dear Mr. Tse:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1 filed December 16, 2021

General

1.   We note that you have filed a revised Form of Amended and Restated Certificate of Incorporation at Exhibit 3.2, which describes authorized capital stock consisting of 200,000,000 shares of common stock (the "Common Stock"), including 100,000,000 shares of Class A common stock, (the "Class A Common Stock"), and including 10,000,000 shares of Class B common stock and 1,000,000 shares of preferred stock, (the "Preferred Stock"). However, disclosure in your Description of Securities section starting at page 110 states that your certificate of incorporation will authorize the issuance of "100,000,000 shares of common stock." Please revise your prospectus to reflect the current terms of your securities and clearly describe the rights of each class of securities, including any limitations on voting rights, transfers and conversions.

2.   Consistent with your Amended and Restated Certificate of Incorporation, describe any issuance of the Class B Common Stock and disclose that prior to the closing of the initial Business Combination, the holders of Class B Common Stock shall have the exclusive right to elect, remove and replace any director, and the holders of Class A Common Stock shall have no right to vote on the election, removal or replacement of any director.

3.   In your subsequent amendment, please provide an updated auditor's consent. See Item 601(b)(23) of Regulation S-K.

    You may contact Liz Packebusch, Staff Attorney, at (202) 551-8749, or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642, with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Debbie Klis, Esq.